UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 May 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Menezes, a Director, informs the company of his beneficial interests. (1 May 2014)	Announcement Mr Ghostine, a PDMR, informs the company of his beneficial interests. (15 May 2014)
Announcement Company announces appointment of Mr Alan Stewart to its Board as a non-executive director, effective 1 September 2014. (9 May 2014)	Announcement Mr Morgan & Mr Schwartz, PDMRs, inform the company of their beneficial interests. (22 May 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and persons discharging managerial responsibility (‘PDMRs’) inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(12 May 2014)

Announcement Company announces total voting rights for April 2014. (30 May 2014)
Announcement Company announces director declaration. (13 May 2014)	Announcement Mr Blazquez, a PDMR, informs the company of his beneficial interests. (30 May 2014)
Announcement Ms Wood, a PDMR, informs the company of her beneficial interests. (13 May 2014)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:31 01-May-2014
Number	41230-335D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 May 2014 that Ivan Menezes, a director, had on 29 April 2014 transferred 24,627 American Depository Shares in the Company ("ADSs")* held in a grantor retained annuity trust, of which he is trustee and beneficiary to a joint account held with his spouse.

As a result of the above transactions, the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 634,809 (of which 541,811 are held as ADS).

J Nicholls

Deputy Company Secretary

1 May 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Board of Directors
Released	09:00 09-May-2014
Number	6544G09

RNS Number : 6544G

Diageo PLC

09 May 2014

9 May 2014

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo announces the appointment of Alan Stewart to its Board as a Non-Executive Director effective 1 September 2014. Alan will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Alan Stewart is currently Chief Financial Officer of Marks & Spencer plc and also has responsibility for IT, supply chain and logistics. Prior to his appointment to Marks & Spencer plc in 2010, Mr Stewart was Chief Financial Officer of AWAS, a leading aircraft leasing company and Group Finance Director of WH Smith plc. He formerly held a number of senior executive roles at Thomas Cook Holdings.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

"Alan's strong track record in accountancy and financial management together with his experience in retail, travel and the banking industries will be of great value to Diageo as we continue to focus on driving long-term profitable growth. I look forward to welcoming him to the Board."

ENDS

Enquiries

Media relations:

Kirsty King +44 (0) 208 978 6855

James Crampton +44 (0) 208 978 4613

press.office@diageo.com

Investor relations:

Pier Falcione +44 (0) 208 978 4838

Angela Ryker Gallagher +44 (0) 208 978 4911

investor.relations@diageo.com

Notes to Editors

About Alan Stewart

Alan Stewart was appointed Chief Financial Officer of Marks & Spencer plc in October 2010 and serves on the company's Board of Directors. He also has responsibility for IT, supply chain and logistics.

Alan has extensive experience of retail and other highly competitive industries, including travel and banking. Alan spent nine years working for HSBC Investment Bank before joining Thomas Cook in 1996, where he spent seven years, in roles including Chief Executive of Thomas Cook UK and Group Chief Financial Officer of Thomas Cook Holdings. Alan joined WH Smith plc in 2005 as Group Finance Director, where he played a key role in delivering the Group's improved performance. In 2008 Alan joined AWAS, a leading aircraft leasing company, as Chief Financial Officer until October 2010. He was previously a Non-Executive Director of Games Workshop Group plc.

He is 54 years old.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOASSDFMAFLSEEI

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:20 12-May-2014
Number	41520-BD97

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 May 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 12 May 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 May 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	11

A Morgan	11

S Moriarty	9

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.50.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 12 May 2014 that Dr FB Humer, a director of the Company, had purchased 448 Ordinary Shares on 12 May 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.50.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	52,757

D Mahlan	228,038 (of which 136,789 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,855

D Gosnell	172,531

A Morgan	162,430

S Moriarty	36,101

L Wood	2,368

J Nicholls

Deputy Company Secretary

12 May 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	11:38 13-May-2014
Number	41137-47E8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Mr Alan Stewart, who was appointed a director of the Company with effect from 1 September 2014 (as previously announced).

a: in respect of Listing Rules paragraph 9.6.13 (1), Mr Stewart is a director of Marks and Spencer Group plc.

b: in respect of Listing Rules paragraphs 9.6.13 (2), (3),(4),(5) and (6), there are no such details to disclose.

J Nicholls

Deputy Company Secretary

13 May 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:01 13-May-2014
Number	41400-52A8

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 13 May 2014 that Leanne Wood, a person discharging managerial responsibility ("PDMR"), exercised options on 13 May 2014 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as follows:

Company Plan	No. of Ordinary Shares	Date of grant	Price per Ordinary Share

Diageo Executive Long Term Incentive Plan	1,300	20 September 2010	£10.80

Subsequently, on 13 May 2014, Ms Wood sold 1,286 Ordinary Shares at a price per Ordinary share of £18.55. She retains the balance of 14 Ordinary Shares.

As a result of the above transactions, Ms Wood's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 2,382.

V Cooper

Senior Company Secretarial Assistant

13 May 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:38 15-May-2014
Number	41038-BEC5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 14 May 2014 that Gilbert Ghostine, a person discharging managerial responsibility ("PDMR"), exercised options on 14 May 2014 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as follows:

Company Plan	No. of Ordinary Shares	Date of grant	Price per Ordinary Share

Senior Executive Share Option Plan	93,171	20 September 2010	£10.80

Subsequently, on 14 May 2014, Mr Ghostine sold 92,239 Ordinary Shares at a price per Ordinary share of £18.80. He retains the balance of 932 Ordinary Shares.

As a result of the above transactions, Mr Ghostine's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 165,768 (of which 33,297 are held as American Depositary Shares).

V Cooper

Senior Company Secretarial Assistant

15 May 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:19 22-May-2014
Number	41318-8956

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 22 May 2014 that:

1. Andrew Morgan, a person discharging managerial responsibilities ("PDMR"), exercised options on 16 May 2014 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as set out below:

No. of Ordinary Shares	Date of grant	Price per Ordinary Share

115,222	20 September 2010	£10.80

Of the shares arising, Mr Morgan sold 114,070 at a price per Ordinary Share of £19.48. Mr Morgan retains the balance of 1,152 Ordinary Shares.

2. Larry Schwartz, a PDMR, sold, on 20 May 2014, 7,794 American Depository Shares ("ADS")* in the Company at a price per ADS of $128.83.

As a result of the above transactions, the interests of the PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

A Morgan	163,582

Number of ADS

L Schwartz	25,834

Victoria Cooper

Senior Company Secretarial Assistant

22 May 2014

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:24 30-May-2014
Number	41223-8862

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,208,464 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 242,394,818Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,813,646 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

V Cooper

Senior Company Secretarial Assistant

30 May 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:25 30-May-2014
Number	41224-A4E5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 29 May 2014 that Nick Blazquez, a person discharging managerial responsibility ("PDMR"), exercised options on 29 May 2014 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as follows:

Company Plan	No. of Ordinary Shares	Date of grant	Price per Ordinary Share

Senior Executive Share Option Plan	78,935	20 September 2010	£10.80

Subsequently, on 29 May 2014, Mr Blazquez sold 78,135 Ordinary Shares at a price per Ordinary share of £19.07. He retains the balance of 800 Ordinary Shares.

As a result of the above transactions, Mr Blazquez's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 72,655.

V Cooper

Senior Company Secretarial Assistant

30 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 6 June 2014	By: /s/ V Cooper
Name: V Cooper Title: Senior Company Secretarial Assistant